NAME OF REGISTRANT:
Franklin Templeton Fund Allocator Series
File No. 811-7851

EXHIBIT ITEM No. 77I(e): Legal Proceedings


REGULATORY MATTERS

On February 4	2004	 the Securities Division of
the Office of the Secretary of the Commonwealth of Massachusetts filed an administrative complaint against Franklin Resources Inc. "and certain of its subsidiaries (the ""Company"")" alleging violations of the Massachusetts Uniform Securities Act.
The complaint arises from activity that occurred in 2001 during which time an officer of a Company subsidiary was negotiating an agreement with an investor relating to investments in a mutual fund and a hedge fund.

The Fund	 in addition to other entities within Franklin
Templeton Investments	 including the Company and other
funds	 has been named in shareholder class actions related
to the matter described above. The Fund's management believes that the claims made in the lawsuit are without merit and it intends to defend vigorously against the allegations.
It is anticipated that the Funds may be named in additional similar civil actions related to the matter described above.

In addition	 as part of ongoing investigations by the U.S.
"Securities and Exchange Commission (the""SEC"")" the U.S. Attorney for the Northern District of California the New
York Attorney General the California Attorney General the
U.S. Attorney for the District of Massachusetts	 the
Florida Department of Financial Services	 and the
Commissioner of Securities and the Attorney General
of the State of West Virginia	 relating to certain
practices in the mutual fund industry including late trading market timing and sales compensation arrangements the Company and its subsidiaries as well as certain current or former executives and employees of the Company have received requests for information and/or subpoenas to testify or produce documents.

The Company and its current employees are providing
Documents and information in response to these requests and subpoenas. In addition the Company has responded to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business.

The Staff of the SEC has informed the Company that it
Intends to recommend that the Commission authorize an action against the Fund's investment adviser and a senior executive officer relating to the frequent trading issues that are the subject of the SEC's investigation. These issues were previously disclosed as being under investigation by government authorities and the subject of an internal inquiry by the Company in its Annual Report on Form 10-K and on its public website. The Company currently is in discussions with the SEC Staff in an effort to resolve the issues raised in their investigation. Such discussions are preliminary and the Fund's management has been advised that the Company cannot predict the likelihood of whether those discussions will result in a settlement and if so the terms of such settlement. The impact if anyof these matters on the Funds is uncertain at this time. If the Company finds that it bears responsibility for any unlawful or improper conduct it has committed to making the Funds or its shareholders whole as appropriate.